For the fiscal year ended February 28, 2001.
File number:  811-3712
Prudential Government Income Fund


SUB-ITEM 77J
Revaluation of Assets or Restatement of Capital Share Account


	Reclassification of Capital Accounts:		The Fund
accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net realized loss on investments and decrease paid-in capital by $17,808,937 due to expiring capital loss carryforward during the year ended February 28, 2001. Net investment income, net realized gains and net assets were not affected by this change.


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